NavSight Holdings, Inc.

12020 Sunrise Valley Drive, Suite 100

Reston, VA 20191

June 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Dave Edgar, Christine Dietz, Edwin Kim and Larry Spirgel

Re:	NavSight Holdings, Inc.

Registration Statement on Form S-4

Filed May 14, 2021

File No. 333-256112

Dear Mr. Edgar, Ms. Dietz, Mr. Kim and Mr. Spirgel:

This letter sets forth responses of NavSight Holdings, Inc, (“NavSight” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated June 14, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing the revised Registration Statement with this letter. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Capitalized terms have the same meaning ascribed to them in the Registration Statement.

Registration Statement on Form S-4 filed May 14, 2021

Questions and Answers

What will Spire Stockholders receive in return for NavSight’s acquisition of all of the issued and outstanding equity interests?, page vii

1.

Staff’s Comment: Please clarify the maximum amount of shares that may be issued pursuant to the Earn Out Consideration provision. Please also provide an illustrative example of how many shares may be issued under differing assumed scenarios.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on pages xi and 4 to address the Staff’s comment.

How will the Initial Stockholders vote?, page ix

2.

Staff’s Comment: In light of the fact that the SPAC Sponsor has agreed to vote its shares of common stock to approve the merger and related proposals, please disclose the percentage of non-affiliated public shares that would need approve the merger by majority vote assuming all Navsight outstanding shares are voted and if only a quorum of Navsight shares are present.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on page xii to address the Staff’s comment.

What equity stake will the current stockholders of NavSight, the PIPE Investors, ..., page xii

3.	Staff’s Comment: Please clarify the maximum number of shares that may be issued under the FP Credit Agreement and file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company issued 573,176 shares of Spire Common Stock to certain affiliates of FP Credit Partners, L.P., pursuant to the FP Credit Agreement in connection with the closing of the transactions contemplated thereunder. This is the maximum number of shares that may be issued thereunder because FP did not deliver a conversion notice as of the date of funding. Additionally, the Company respectfully advises the Staff that it is concurrently filing the FP Credit Agreement as an exhibit to the Registration Statement.

Is the consummation of the Business Combination subject to any conditions?, page xiii

4.

Staff’s Comment: Please briefly describe the material conditions of the merger and which may be waived by the parties. For example, describe the minimum cash that is required to be provided at the close of the business combination and the maximum amount of redemptions that may be permitted to meet the minimum cash requirement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page xvii to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus/Information Statement

The Parties to the Business Combination, page 1

5.

Staff’s Comment: Please add a section to describe your SPAC Sponsor as a party to the business combination and clarify its affiliation with the SPAC management. Further, please clarify if any PIPE investor is expected to be a principal stockholder after the business combination and provide more details of the related party relationship of the PIPE investor that is described as being an affiliate of the SPAC Sponsor.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on pages 2, 8, 95, 114, and 272 address the Staff’s comment.

6.	Staff’s Comment: Please also describe the Spire Founders and their continuing interests and relationship with New Spire after the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on pages 2, 14, 94, and 133 to address the Staff’s comment.

The Business Combination Agreement, page 2

7.

Staff’s Comment: Please clarify that the public New Spire warrants will continue to contain a redemption provision that will allow you to redeem them for as low as $0.01 per warrant if the share price is above $18, and $0.10 warrant if the share price is between $10 and $18 per share.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on page 11 to address the Staff’s comment.

Projected Financial Information, page 116

8.

Staff’s Comment: Please provide more quantitative detail as to your assumptions that are listed in the bullet-pointed items on pages 116 and 117. We note that your revenue growth and other financial projections will significantly grow through 2025 and do not appear to be based on historical performance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on page 129 to address the Staff’s comment.

9.

Staff’s Comment: While you disclose the financial projections for Spire through 2025, please clarify how Navsight’s board used this information in terms of evaluating the valuation of Spire or determining the fairness of the transaction. Please describe the valuation methods used by Navsight’s board and providing sufficient detail by describing other companies or transactions used in any comparative analysis. We note on page 112, you reference that a $1.1 billion valuation was believed by the board to be a discount to “public company comparables.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 125, 126, 127, and 128 to address the Staff’s comment.

Certain U.S. Federal Income Tax Considerations, page 149

10.

Staff’s Comment: We note that the parties “intend” for the business combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free (with respect to the receipt of stock) to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your disclosure relating to the material tax consequences of the business combination for U.S. holders of Spire capital stock to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 168 and 169 to address the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 169

11.

Staff’s Comment: We note that adjustment (D) reflects the gross proceeds for the sale of shares pursuant to the PIPE Investment; however the disclosure on page 159 indicates that there are $7,000 equity issuance costs. Revise to present the adjustment net of equity issuance costs.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 186 to address the Staff’s comment.

Information About Spire, page 189

12.

Staff’s Comment: We note that Spire’s management believes its total addressable market (“TAM”) is approximately $66 billion for 2021, based upon an analysis by a consulting firm. You also provide TAM for each of Spire’s target markets of aviation, maritime, orbital services, and weather; ranging from $4 billion to $33 billion in 2021 and up to $300 billion for weather in 2025. Please identify this consulting firm and its reports relied upon by management and clarify if the reports were commissioned on your behalf. Further, please clarify how much of each target market TAM represents revenue in solutions categories where you currently offer products and services.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 121, 208, 212, 213, and 214 to indicate the size of the Company’s total addressable market are management’s estimates based on a bottom-up analysis of the data and analytics markets for maritime, aviation, weather, and space services. The Company estimated the size of its addressable markets for its products by first identifying use cases for its products within the maritime, aviation, weather, and space services markets The Company then estimated the size of each such use case using government and market data, and supplemented and corroborated such data by interviewing industry experts. For each market, the Company then added up the estimated size of the identified use cases to calculate that market’s addressable market. The Company respectfully advises the Staff that it did not commission the preparation of the government and market data used.

Additionally, the Company respectfully advises the Staff that it has revised the disclosure on pages 208 and 212 to make clear that the estimate of the long-term opportunity of data and analytics for the weather market is the Company’s estimate based on data in a report from Jeffrey K. Lazo., et al. “U.S. Economic Sensitivity to Weather Variability.” Bulletin of the American Meteorological Society, vol. 92, no. 6, 2011.

The Company respectfully advises the Staff that because the use cases that were used to estimate the TAM were based on the Company’s existing data and analytics products and services, it believes it 100% of each target market TAM represents revenue that can be addressed by products and services the Company currently offers.

13.

Staff’s Comment: In light of your disclosure of the TAM for each of your target markets, please disclose your revenues for each of the target market categories of aviation, maritime, orbital services, and weather.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe it can accurately provide the Company’s revenue for each of the target market categories without undue effort and expense and that such revenue splits would be subject to management estimates and judgements. The Company respectfully advises the Staff that while it focuses on the target markets for its sales and go-to-market strategy, it does not track its revenue by these markets because management does not assess and review performance of these markets in managing and operating the Company’s business. Instead, it focuses on revenue by customer, which allows it to cross-sell and up-sell its products to existing customers. Because the Company does not focus on or track the target market of existing customer revenue, it would need to create manual processes and utilize management’s estimates and judgements to break out revenue by target market. The Company respectfully advises the Staff that it believes such information could be misleading, and possibly harmful, to investors, because such manual processes would be error-prone and judgements would be subjective.

14.

Staff’s Comment: For 2020, it appears Spire has three customers that each generated 17% or more of your total revenues. Please clarify if you have any agreements with these customers that you are substantially dependent upon pursuant to Item 601(b)(10) of Regulation S-K. Please consider adding a description of your largest customers and your agreements with them.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 219 to include the name and a description of its largest customers. The Company has also added disclosure to pages F-9 and F-32 to make clear that the percentages attributed to the Company’s largest customers are a grouping of individual customers under common control, as required by U.S. GAAP, and that the Company has a variety of contracts with each group of customers under common control. The Company does not believe that any of these individual contracts are material contracts as contemplated under Item 601 of Regulation S-K. Moreover, the Company respectfully advises the Staff that the Company’s business is not substantially dependent on any one of these contracts as described in Item 601(b)(10) of Regulation S-K.

Spire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 205

15.

Staff’s Comment: You reference that your LEMUR constellation is fully deployed and operational. Please clarify the estimated life span of the LEMUR constellation. Further, we note that your net losses exceeds your revenues. Please provide a brief discussion as how the completion of the LEMUR constellation and being fully operational will affect your profitability and larger expense categories such as Research and Development and General and Administrative.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on page 231 to address the Staff’s comment. Additionally, the Company respectfully advises the Staff that since the majority of the costs of the LEMUR satellites flow through the Company’s cost of goods sold as such satellites are depreciated over their useful life, the Company does not expect any material impacts to its research and development or general administrative expenses from the replenishment of the LEMUR constellation.

Key Business Metrics

Annual Recurring Revenue, page 208

16.

Staff’s Comment: We note that ARR includes recurring multi-year professional services agreements. Please describe the nature of the recurring professional services included and how you determined that they are “recurring.” Also, explain the disproportionate increase in ARR as compared to revenue.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 229 to address the Staff’s comment regarding professional services. With regard to the increase in ARR as compared to revenue, we define ARR as a forward-looking measurement as it takes the annualized expected revenue from all customers under contract as of the end of a reporting period. Accordingly, in a growing business, we expect that the amount of annualized revenue under contract would be higher than the revenue recognized, as recognized revenue will lag behind ARR.

Results of Operations

Revenue, page 212

17.

Staff’s Comment: You disclose that the increase in 2020 revenue was driven by both new and existing customers. Please revise to quantify the portion of revenue growth attributable to new versus existing customers. We also note that your discussion of revenue focuses on ARR rather than the changes in the types of services provided. Please revise to discuss the fluctuations in subscription services versus professional and other services. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC No. Release No. 33-6835.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 229 and 223 to address the Staff’s comment.

Beneficial Ownership of Securities, page 237

18.

Staff’s Comment: Please provide the beneficial ownership of Spire prior to the business combination, including shares underlying the convertible notes that will be automatically converted upon the close of the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 268 to address the Staff’s comment.

19.	Staff’s Comment: Please disclose the natural person(s) that hold voting and/or investment power over the shares beneficially owned by affiliates of RRE.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on page 269 to address the Staff’s comment.

20.

Staff’s Comment: We note that on page ii you reference that Spire has four “Founders,” which will have the ability purchase New Spire Class B common stock, each having nine votes per share. Please clarify whether only the Founders will hold New Spire Class B common stock at the close of the Business Combination. If so, please clarify why they are not included in the principal stockholder table, given that only 69.9% of the ownership of the New Spire Class B common stock are included in the table.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on pages 2, 14, 94, 134, 268, and 270 to address the Staff’s comment and to include the remaining Founders in the principal stockholder table.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page F-10

21.

Staff’s Comment: Please confirm that the percentages reported here relate to individual governments, such as the U.S. government in its entirety and if not, revise your disclosures as necessary. Refer to ASC 280-10-50-42.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-32 to address the Staff’s comment and present agencies which are under the common control of the U.S. federal government or a foreign government as a single customer within the respective government entity.

Revenue Recognition , page F-13

22.

Staff’s Comment: We note that you provide professional services and one-time transactions. Please explain to us the types of professional services that you provide and the nature of the one-time transactions. Also, revise to disclose how you recognize revenue for professional services and one-time services. Refer to ASC 606-10-50-12.

Response: The Company acknowledges the Staff’s comment. Specifically, regarding professional services, at the inception of the Company’s subscription-based data solution (“Data Solutions”) contracts, the Company may provide limited professional services to its customers related to application programming interface integration, which enables the customer to access the data hosting server. These services may or may not be explicitly stated in the contract but when provisioned such services are generally bundled with the Data Solutions Contract. The Company does not typically charge its customers a separate fee for this implementation service. The Company has deemed these professional services to be immaterial within the context of the contract and therefore does not account for professional services as a separate performance obligation. Additionally, there are no one-time transactions for which revenue recognition is accounted for. The Company respectfully advises the Staff that it has accordingly revised the disclosure on pages 226, 229, 230, and F-35 to remove certain disclosures regarding professional services and one-time transactions.

23.

Staff’s Comment: You disclose that in most cases, your contracts are accounted for as a single performance obligation due to the integrated nature of your precise space-based data. Please explain the nature of the integrated service in further detail and tell us which services you have combined into a single performance obligation. As part of your response, tell us how you considered the guidance in ASC 606-10-25-21 when determining that there is a single performance obligation.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined that the Data Solutions offering has two distinct performance obligations sold as part of a single subscription: the customer is provided (1) the right to continuously access the Company’s data platform which integrates multiple data elements or data streams that represent the inputs used to produce the combined output for which the customer has contracted, and (2) technical support for any issues encountered with accessing the Company’s platform.

Per ASC 606-10-25-15, the Company would account for the data access subscription and technical support as a series of distinct services if (1) each service represented a performance obligation that is substantially the same and has the same pattern of transfer to the customer and (2)(a) if each performance obligation would be satisfied over time and (b) the measure of progress towards satisfaction of each performance obligations would be the same.

Based on the guidance in ASC 606-10-25-15 noted above, the Company defines data access subscriptions and technical support as a series of distinct performance obligations because the unit of measurement in the series are days of service and all the services in the series have the same nature (i.e., delivering the platform to the customer). Specifically, all performance obligations are considered stand ready obligations, as the Company provides technical support as needed by the customer.

Since both components of the Data Solutions offering are coterminous and have the same measure of progress, the Company determined it was appropriate to evaluate the components of its Data Solutions contracts together as a single combined performance obligation accounted for as a series with the related revenue recognized ratably over the subscription performance period. This is consistent with the Basis for Conclusion paragraph 116, which states:

“In their redeliberations, the Boards observed that paragraph 606-10-25-14(b) applies to goods or services that are delivered consecutively, rather than concurrently. The Boards noted that Topic 606 would not need to specify the accounting for concurrently delivered distinct goods or services that have the same pattern of transfer. This is because, in those cases, an entity is not precluded from accounting for the goods or services as if they were a single performance obligation, if the outcome is the same as accounting for the goods and services as individual performance obligations.”

24.

Staff’s Comment: You disclose that you when you identify more than one performance obligation in an arrangement, you generally allocate using estimated cost plus a reasonable margin. Please tell us the extent to which you sell any of your services separately and therefore rely on observable prices in determining standalone selling prices. Refer to ASC 606-10-32-32.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for each sale of Space Services to a customer, each service will be uniquely formulated, as project-based deliverables and client use cases vary by customer. Values observed in one arrangement are not transferable to others. There are generally no comparable standalone sales and there are no services sold separately for which there are no other observable prices in the market.

25.

Staff’s Comment: You disclose on page 25 that the timing of completion of milestones may impact or delay the recognition of revenue from milestone-based projects. Revise to disclose for which services you use this output measure in determining progress toward completion. Refer to ASC 606-10-50-18.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 26, 42, 56, 223, and 230 to address the Staff’s comment. The accounting policy to recognize revenue at a point in time upon customer acceptance of the project-based deliverable as the customer obtains control of the project-based deliverable is consistent with the Revenue Recognition accounting policy disclosure in the notes to the consolidated financial statements as well.

26.

Staff’s Comment: You disclose that for orbital services “control of the data typically is transferred at the time the customer gains access to the benefit of the service” and therefore revenue is recognized upon receipt of notice of customer acceptance. Please clarify for us what “orbital services” you are referring and how you concluded that point in time revenue recognition was appropriate. In this regard, we note disclosures on page 192 which appear to indicate that orbital services are a cloud based solution with access to space data which is more akin to a service provided over time. As part of your response, refer to the authoritative guidance that supports your accounting.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 212, 246, and F-35 to address the Staff’s comment. In Space Services solutions contracts, the Company provides multiple distinct services to a customer, most commonly when a contract covers multiple phases of the space services solution (e.g., development, manufacturing, launch and satellite operations). Control is transferred at the time the customer gains access to the project-based deliverable. Revenue is therefore recognized upon receipt of notice of customer acceptance of the project-based deliverable as the customer obtains control of the project-based deliverable. In accordance with ASC 606-10-25-27, the customer does not simultaneously receive and consume the benefits provided by the Company’s performance of these services as these services are being performed; the Company’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced; and the Company’s performance does not create an asset with an alternative use to the Company and the Company does not have an enforceable right to payment for performance completed to date for these services. As a result, over-time recognition for Space Services solutions would not be appropriate, and point in time recognition upon transfer of control to the customer, as evidenced by customer acceptance of each project-based deliverable, is most appropriate.

Note 3. Revenue, Contract Assets, Contract Liabilities and Remaining Performance Obligations

Disaggregation of Revenue, page F-19

27.	Staff’s Comment: Revise to separately disclose revenues from the United States, your country of domicile. Refer to ASC 280-10-50-41.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page F-41 to identify the U.S. customers and to address the Staff’s comment.

28.

Staff’s Comment: We note your disclosure that revenue from subscription-based contracts was approximately 27% of revenue. Please tell us and revise to disclose the amount of revenue derived from each type of service you provide so investors can better understand the nature and significance of your revenue streams. In this regard, revise to quantify the revenue generated from professional services, one-time transactions and any other significant revenue streams.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page F-41 to address the Staff’s comment to provide further detail on revenue from Data Solutions and Space Services.

With regard to other revenue streams, as noted above, the value ascribed to professional services has been deemed an immaterial performance obligation and therefore they are excluded from this revenue disclosure. Additionally, the Company has revised the disclosure on pages 226, 229, 230, and F-35 to remove all other references to one-time transactions as there are no one-time transactions. There are no other significant revenue streams to disclose.

Note 8. Convertible Notes, page F-23

29.	Staff’s Comment: Please revise to disclose the conversion rate and the number of shares into which the notes are convertible. Refer to ASC 470-20-50-1B.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added further disclosure on page F-46 to include the conversion rate and the number of shares into which the notes are convertible and address the Staff’s comment.

Note 16. Subsequent Events, page F-33

30.	Staff’s Comment: Revise to disclose whether May 13th is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1b.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page F-57 to disclose that May 13, 2021 was the date the consolidated financial statements were issued and address the Staff’s comment.

General

31.

Staff’s Comment: Please clarify whether all of the Spire Capital Stock Holders that will be providing consents to approve the Business Combination Agreement involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Spire.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Spire will solicit stockholder consents from all of its stockholders following the effectiveness of the Registration Statement. Additionally, certain Spire stockholders, specifically Peter Platzer, Theresa Condor, Stephen Messer, Zephir Worldwide LLC, entities affiliated with Bessemer, and entities affiliated with RRE (collectively, the “Voting and Support Parties”), each executed a Voting and Support Agreement in connection with the execution of the Business Combination Agreement, pursuant to which they agreed to execute and deliver written consents in support of the Business Combination following the date that the Registration Statement has been declared effective under the Securities Act.

Pursuant to the guidance in Compliance and Disclosure Interpretation, Securities Act Sections, Interpretive Responses Regarding Particular Situations, No. 239.13 (“C&DI No. 239.13”), an acquiring company may seek a commitment from principal security holders of a target company to vote in favor of a business combination transaction, and the Staff has not objected to the registration of offers and sales of the acquiring company’s securities where:

•	the agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

•	the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and

•	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI No. 239.13 further states that the Staff has objected to the registration on Form S-4 of the offer and sale of securities on Form S-4 if, prior to such registration, the persons who entered into such agreement also deliver written consents approving the business combination transaction.

The Voting and Support Parties are either executive officers, directors, holders of 5% or more of the voting equity securities of Spire, or affiliates of the foregoing and collectively hold less than 100%, of the voting equity of Spire. As noted above, Spire will also solicit stockholder consents from all Sprint shareholders who have not signed such Voting and Support Agreement and would be ineligible to purchase in a private offering. The Voting and Support Parties will not deliver stockholder consents until the date that the Registration Statement has been declared effective under the Securities Act.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact William N. Haddad at (212) 503-9812.

Sincerely,

By:	/s/ Robert Coleman
Name: Robert Coleman
Title: Chief Executive Officer

Cc:	William N. Haddad, Venable LLP

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.